17009294

SEC Processing Section
Washington DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Callaway Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, Suite 950
(No. and Street)

Houston (City) TX (State) 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Dembski 281-743-8687
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon, C.P.A
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr. (Address) Flower Mound (City) Texas (State) 75028 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Dembski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Callaway Financial Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Maria Dembski, CFO

Title

Notary Public

JOE ANTHONY GONZALEZ
Notary Public, State of Texas
My Commission Expires
January 13, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 21, 2017

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Callaway Financial Services, Inc.

We have audited the accompanying statement of financial condition of Callaway Financial Services, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Callaway Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callaway Financial Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Callaway Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Callaway Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon CPA

Flower Mound, Texas
February 21, 2017

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$ 20,150
Commission and Other Receivable	6,671
Prepaid expenses	1,548
Other Assets	22
Clearing deposit	25,000
TOTAL ASSETS	$ 53,391

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 4,898
TOTAL LIABILITIES	4,898

Stockholder's Equity

Common stock, 100,000,000 shares authorized with $.01 par value, 20,000 shares issued and outstanding	200
Additional paid-in capital	84,800
Accumulated deficit	(36,507)
TOTAL STOCKHOLDER'S EQUITY	48,493
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 53,391

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Operating Loss
Year Ended December 31, 2016

Revenue	
Securities commissions	$ 112,111
TOTAL REVENUE	112,111
Expenses	
Compensation and related costs	37,655
Clearing charges	44,244
Communications	1,978
Services allocation - Parent	10,590
Professional fees	7,927
Regulatory fees	8,453
Other expenses	1,829
TOTAL EXPENSES	112,676
Net loss before income taxes	(565)
Income taxes	-
NET LOSS	$ (565)

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2015	20,000	$ 200	$ 79,800	$ (35,942)	$ 44,058
			$ 5,000		$ 5,000
Net loss	-	-	-	(565)	(565)
Balances at December 31, 2016	84,800	$ 200	$ 84,800	$ (36,507)	$ 48,493

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2016

OPERATING ACTIVITIES			
	Net Loss		$ (565)
	Adjustments to cash provided by operations:		
		Advance to Related Party	(444)
		Commission Receivable	(1,285)
		Prepaid Item	(1,500)
		FINRA Daily Account	613
		Error Account	(22)
		Commission Payable	2,411
Net cash used in Operating Activities			(792)
FINANCING ACTIVITIES			
	Contributed Capital		5,000
Net cash provided by Financing Activities			5,000
Net cash increase for period			4,208
Cash at beginning of period			15,942
Cash at end of period			$ 20,150

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2016

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Callaway Financial Services, Inc. (the Company) was organized in January 2000 as a Texas corporation. Prior to August 1, 2016, the Company was a wholly owned subsidiary of CFS Holdings, Inc., an S corporation, (Parent).

James David Jones and Maria Dembski via MDX Holdings, Inc. an S corporation, (Parent) entered into a purchase agreement with CFS Holdings, Inc. whereby it purchased a 95% ownership, while Corey Callaway (via CFS Holdings, Inc.) retained 5% ownership. Ms. Dembski became designated as the Chief Compliance Officer of the Firm in March 2016 and will remain as such. On July 29, 2016 pursuant to NASD Rule 1017, FINRA granted the continuing membership application of Callaway Financial Services, Inc., which was seeking approval for an ownership change as previously described. On August 1, 2016 Mr. James David Jones was Mr. Callaway will remain as the Designated Principal for the Firm's business operations.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a general securities broker-dealer whose customers consist primarily of individuals and retirement plans located in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

As of December 31, 2016, open Federal tax years subject to examination include the tax years ended December 31, 2013 through December 31, 2015.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $45,125, which was $40,125, in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. There is a minimum clearing and execution fee of $2,500 per month. The agreement also requires the Company to maintain a minimum of $25,000 in a deposit account with the clearing broker-dealer.

Note 4 - Related Party Transactions / Economic Dependency / Concentrations

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Prior to the ownership change, the Company had a Services Agreement (Agreement) with its Parent and another related party effective September 2011, and amended November 2013. The Agreement is for a one year term, automatically renewed on a year to year basis unless terminated by any of the parties on 30 days notice prior to expiration of an annual term. Under the Agreement, the Parent is to provide office facilities, personal property and support services. The current fee under this Agreement is $1,500 per month and represents the Company's allocable share of services provided by the Parent. Services allocation – Parent, incurred and paid, totaled $18,000 under this Agreement for the year ended December 31, 2015.

Following the acquisition, the original Services Agreement was terminated, and a new Agreement signed by the Company with another related party. The agreement is for a one year term, automatically renewed on a year to year basis unless terminated by any of the parties on 30 days notice prior to expiration of an annual term. Under the Agreement, the Parent is to provide office facilities, personal property and support services. The current fee under this Agreement is $622.50 per month with the rent charges waived until July 2017, and represents the Company's allocable share of services provided by the Parent.

Prior to the ownership change, the Parent's sole shareholder, a registered securities representative and officer of the Company, generated approximately 68% of the Company's revenue. Included in compensation and related costs is approximately 52% for compensation earned by the Parent's sole shareholder, of which $4,898 is included in commissions payable at December 31, 2016. The Company is economically dependent upon the Parent's sole shareholder due to the concentration of services provided.

Following the ownership change, the Company has two Parent companies, with owners of both being registered securities representatives of the Company. However, the new shareholders are not producing representatives, so the original owner and producing representative still generates the majority of the revenue of the Company.

Note 5 - Income Taxes

The Company incurred a tax loss for the year; therefore, there is no provision for current income taxes. The Company has a net operating loss carryforward of approximately $35,942 available to offset future taxable income, which begins expiring in 2023. The net operating loss carryforward creates a deferred tax asset of approximately $5,391 which is fully reserved with a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $4,851 and $25,000, respectively, totaling $29,851, which represents approximately 60% of the Company's total assets.

Note 7 - Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2016, through February 21, 2017, the date the financial statements were available to be issued.

Schedule I

CALLAWAY FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 48,493
Deductions / charges	
Non-allowable assets:	
Commissions receivable	1,372
Commission receivables from non-customer	448
Prepaid expenses	1,548
Total deductions / charges	3,368
Net capital before haircuts on securities positions	45,125
Haircuts on securities:	-
Net Capital	$ 45,125
Aggregate indebtedness	
Commissions payable	$ 4,898
Total aggregate indebtedness	$ 4,898
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 40,125
Ratio of aggregate indebtedness to net capital	.11 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Callaway Financial Services, Inc. on form X-17A-5. Accordingly, no reconcilation is deemed necessary.

See accompanying report of independent registered public accounting firm.

CALLAWAY FINANCIAL SERVICES, INC.
Supplemental Information Purusant to Rule 17a-5
December 31, 2016

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is requried as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

Callaway Financial Services Inc.

Callaway Financial Services, Inc.
Exemption Report

Callaway Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

Callaway Financial Services, Inc.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Maria Dembski, CFO

February 21, 2017

3700 Buffalo Speedway, Suite 950
Houston, Texas 77098 Member FINRA/SIPC phone: (281) 743-8687

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 21, 2017

EXEMPTION REVIEW REPORT

Board of Directors
Callaway Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Callaway Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Callaway Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(1), (the "exemption provisions") and (2) Callaway Financial Services, Inc. stated that Callaway Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Callaway Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Callaway Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon CPA

Flower Mound, Texas
February 21, 2017